SECUR[ITIES AND EXCHANGE COM]MISSION

06001933

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

AB 3/20

RECEIVED MAR - 1 2006 SEC MAIL PROCESSING WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hines Real Estate Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Dudley, Controller - 713-966-5319
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Clay Street, Suite 2300	**Houston**	**Texas**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Frank Apollo, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hines Real Estate Securities, Inc. for the year ended December 31, 2005, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

NITA J. CHESNEY
Notary Public
STATE OF TEXAS
My Comm. Exp. 01-14-2007

Signature

February 27, 2006
Date

Financial Operations Principal
Title

Notary Public

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Balance Sheets
(x) (c) Statements of Operations
(x) (d) Statements of Cash Flows
(x) (e) Statements of Changes in Stockholders Equity
( ) (f) Consolidated Statement of Changes in Subordinated Liabilities and Net Worth
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (included in Notes to Consolidated Financial Statements).
(x) (l) An Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report (not required)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hines Real Estate Securities, Inc.
Houston, Texas

We have audited the following financial statements of Hines Real Estate Securities, Inc. (the "Company") for the years ended December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Balance Sheets	3
Statements of Operations	4
Statements of Cash Flows	5
Statements of Changes in Stockholder's Equity	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Hines Real Estate Securities, Inc. as of December 31, 2005 and 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	11

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 27, 2006

HINES REAL ESTATE SECURITIES, INC.

BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 5,094,052	$ 2,600,079
Due from affiliates	1,233,890	435,240
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $326,255 and $119,067 at December 31, 2005 and 2004, respectively	329,940	530,806
Prepaid expenses	189,771	184,355
Other	51,307	21,556
TOTAL	$ 6,898,960	$ 3,772,036
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 445,873	$ 411,766
Accrued expenses	1,610,277	655,599
Other liabilities	295,906	122,996
Total liabilities	2,352,056	1,190,361
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value—10,000 shares authorized; 872 shares and 372 shares issued and outstanding at December 31, 2005 and 2004, respectively	9	4
Additional paid-in-capital	8,629,991	3,629,996
Retained deficit	(4,083,096)	(1,048,325)
Total stockholder's equity	4,546,904	2,581,675
TOTAL	$ 6,898,960	$ 3,772,036

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Sales commissions	$ 10,542,109	$ 1,143,309
Dealer manager fees	4,513,033	439,218
Recoveries of organizational and offering costs	11,636,769	11,953,326
Other recoveries	289,387	209,116
Total revenues	26,981,298	13,744,969
EXPENSES:		
Salaries and wages	9,272,193	7,371,573
General and administrative	4,093,627	2,645,086
Legal and other professional fees	845,360	1,289,153
Travel, meals and entertainment	1,567,554	1,085,618
Marketing	1,554,208	752,300
Commissions to selling broker-dealers	10,536,109	1,149,309
Marketing fees to selling broker-dealers	1,939,830	149,677
Depreciation expense	207,188	218,916
Total expenses	30,016,069	14,661,632
NET LOSS	$ (3,034,771)	$ (916,663)

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,034,771)	$ (916,663)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	207,188	218,916
Change in operating assets and liabilities:		
Increase in due from affiliates	(798,650)	(98,207)
Increase in prepaid and other	(35,167)	(151,964)
Increase in accounts payable	34,107	330,513
Increase in accrued expenses	954,678	609,580
Increase in other liabilities	172,910	93,996
Net cash (used in) provided by operating activities	(2,499,705)	86,171
CASH FLOWS FROM INVESTING ACTIVITIES—Additions to furniture, equipment, and leasehold improvements	(6,322)	(524,597)
CASH FLOWS FROM FINANCING ACTIVITIES—Issuance of common stock	5,000,000	1,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,493,973	561,574
CASH AND CASH EQUIVALENTS—Beginning of year	2,600,079	2,038,505
CASH AND CASH EQUIVALENTS—End of year	$ 5,094,052	$ 2,600,079

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE—January 1, 2004	272	$ 3	$2,629,997	$ (131,662)	$2,498,338
Issuance of common stock	100	1	999,999		1,000,000
Net loss				(916,663)	(916,663)
BALANCE—December 31, 2004	372	4	3,629,996	(1,048,325)	2,581,675
Issuance of common stock	500	5	4,999,995		5,000,000
Net loss				(3,034,771)	(3,034,771)
BALANCE—December 31, 2005	872	$ 9	$8,629,991	$(4,083,096)	$4,546,904

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Real Estate Securities, Inc. (the "Company") was incorporated in the state of Delaware in June 2003, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and was granted membership with the NASD on January 7, 2004. The Company was formed for the purpose of serving as the dealer manager for marketing the common shares being offered by Hines Real Estate Investment Trust, Inc. ("Hines REIT"), an affiliate of the Company. On June 18, 2004, Hines REIT commenced its initial public offering pursuant to which it is offering a maximum of 220,000,000 common shares for sale to the public (the "Initial Offering"). The Initial Offering will terminate on or before June 18, 2006. Hines REIT is currently in the registration process for a planned follow-on offering, which it intends to commence upon termination of the Initial Offering.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2005 and 2004, the Company did not have any cash equivalents.

Due From Affiliates—Due from affiliates is comprised of amounts due from Hines Advisors Limited Partnership (the "Advisor") related to organizational and offering cost reimbursements (see below) as well as various other support services (see Note 3) totaling $114,410 and $98,483 at December 31, 2005 and 2004, respectively, and amounts due from the Hines REIT for sales commissions and dealer manager fees (see Note 3) totaling $1,119,480 and $336,757 at December 31, 2005 and 2004, respectively.

Furniture, Equipment, and Leasehold Improvements—Furniture, equipment, and leasehold improvements are comprised of communications and technical equipment, furniture, fixtures and leasehold improvements and are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition—Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below).

Organizational and Offering Costs—The Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT. These costs consist of actual legal, accounting, printing, marketing and certain other offering-related expenses, and may include, but are not limited to, (i) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines REIT's common shares and in connection with their wholesaling activities; (ii) travel and entertainment expenses related to the offering and marketing of Hines REIT's common shares; (iii) facilities and technology costs and other costs and expenses associated with the Offering and marketing of Hines REIT's common shares; (iv) costs and expenses of conducting Hines REIT's

educational conferences and seminars; (v) costs and expenses of attending broker-dealer sponsored conferences; and (vi) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by the Advisor. These expenses, totaling $11,636,769 and $11,953,326 for the years ended December 31, 2005 and 2004, respectively, are recorded in various expense accounts and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes—The Company elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these financial statements. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statements of operations.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid and Other Assets—Prepaid expenses primarily include insurance and software licenses totaling approximately $190,000 and $184,000 at December 31, 2005 and 2004, respectively, which are being amortized over the life of their respective contracts. Other assets are comprised of employee receivables related to standing travel advances.

Accrued Expenses—Accrued expenses primarily include salaries and internal sales commissions due to the Company's employees of approximately $469,000 and $164,000 at December 31, 2005 and 2004, respectively, and marketing fees and commissions of approximately $886,000 and $312,000 at December 31, 2005 and 2004, respectively, payable to selling broker-dealers in conjunction with their selected dealer agreements with the Company (See Note 4).

3. RELATED PARTY TRANSACTIONS

Dealer Manager Agreement—The Company has entered into a dealer manager agreement (the "DMA") with Hines REIT, for marketing the common shares being offered pursuant to the Initial Offering. The DMA expires at the close of business on the date that the Initial Offering is terminated. The DMA may be terminated by either party upon 60 days' written notice and may be terminated immediately by Hines REIT or the Company under certain circumstances.

Hines REIT pays the Company selling commissions in an amount up to 6% of the gross proceeds of the common shares sold pursuant to the Initial Offering and up to 4% for common shares issued pursuant to Hines REIT's dividend reinvestment plan, all of which is reallowed to selling broker-dealers (see Note 4). Additionally, Hines REIT pays the Company a dealer manager fee in the amount of up to 2.2% of the gross proceeds of the common shares sold pursuant to the Initial Offering, a portion of which may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer manger fee will be paid with respect to the common shares sold pursuant to Hines REIT's dividend reinvestment plan. Additionally, Hines REIT or the Advisor may reimburse the Company for certain employee compensation and other expenses relating to the Offering, including but not limited to reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Intercompany Services Agreement—The Company has entered into an intercompany services agreement (the "ISA") with the Advisor related to certain services that the Advisor has agreed to

perform for the Company. The agreement is automatically renewed for successive one-year periods on December 31 of each year, except upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid on a monthly basis. Approximately $645,000 and $416,000 for the years ended December 31, 2005 and 2004, respectively, is included in general and administrative expense in the accompanying statements of operations related to these services.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements—The Company has entered into selected dealer agreements ("SDA") with certain selling broker-dealers to market and distribute common shares being offered pursuant to the Offering. The offer and sale of shares under the SDA can be suspended or terminated at any time upon request of the Company. The SDA may be terminated by either party after they have given written notice.

The Company will pay selling broker-dealers commissions in an amount up to 6% of the gross proceeds of the common shares sold in the Initial Offering (subject to certain reductions related to sales to related parties, sales volume discounts and shares issued pursuant to Hines REIT's dividend reinvestment plan). In addition the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer manager fee it receives from Hines REIT.

Employee Long-Term Incentive Plan—Effective January 1, 2004, the Company formed the Hines Real Estate Securities, Inc. Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" of Hines REIT shares as defined in the Plan. The Company intends to continue this Plan or a similar plan indefinitely, but reserves the right to change and/or discontinue it at the Company's discretion.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards will be paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards. In 2005, the Company granted LTI Awards of approximately $459,000 and recognized compensation expense of approximately $215,000 for 2005. In 2004, the Company granted LTI Awards of approximately $260,000 and recognized compensation expense of approximately $94,000 for 2004. The related payable of $295,906 and $122,996 at December 31, 2005 and 2004, respectively, is included in other liabilities in the accompanying balance sheets.

Operating Leases—The Company leases its office and certain office equipment under noncancelable operating leases. At December 31, 2005, future minimum rental commitments under these leases were as follows:

Year Ending December 31	
2006	$148,023
2007	4,473

Rent expense totaled approximately $265,000 and $253,000 for the years ended December 31, 2005 and 2004, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2005, the Company had net capital, as defined, of $2,741,996, which was $2,585,192 in excess of its required net capital of $156,804, and its ratio of aggregate indebtedness to net capital was .86 to 1. At December 31, 2004, the Company had net capital, as defined, of $1,409,718, which was $1,260,923 in excess of its required net capital of $148,795, and its ratio of aggregate indebtedness to net capital was .84 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$4,546,904	$2,581,675
DEDUCTIONS:		
Nonallowable assets:		
Due from affiliates	1,233,890	435,240
Prepaid and other assets	241,078	205,911
Furniture, equipment, and leasehold improvements—net	329,940	530,806
Net capital before haircuts on securities	2,741,996	1,409,718
Haircuts on securities	-	-
NET CAPITAL	$2,741,996	$1,409,718
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Liabilities	$2,352,056	$1,190,361
Total aggregate indebtedness	2,352,056	1,190,361
Ratio of aggregate indebtedness to net capital	.86 to 1	.84 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 1/15 in 2005 and 1/8 in 2004, of aggregate indebtedness)	$ 156,804	$ 148,795
Excess net capital	$2,585,192	$1,260,923

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in the Company's unaudited FOCUS report as of December 31, 2005, as amended and filed on February 27, 2006.

HINES REAL ESTATE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005 AND 2004

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 27, 2006

Hines Real Estate Securities, Inc.
Houston, Texas

In planning and performing our audits of the consolidated financial statements of Hines Real Estate Securities, Inc. (the "Company") for the years ended December 31, 2005 and 2004 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP